

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170272

DIVISION OF
CORPORATION FINANCE

February 27, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Wells Fargo & Company
Incoming letter dated December 23, 2016

Dear Ms. Ising:

This is in response to your letter dated December 23, 2016 concerning the shareholder proposal submitted to Wells Fargo by the New York State Common Retirement Fund. We also have received a letter on the proponent's behalf dated January 4, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Michael J. Barry
Grant & Eisenhofer P.A.
mbarry@gelaw.com

February 27, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wells Fargo & Company
Incoming letter dated December 23, 2016

The proposal requests that the board prepare a report that discloses whether the company has identified employees or positions who are eligible to receive incentive-based compensation that is tied to metrics that could have the ability to expose the company to possible material losses, individually or as part of a group, as determined in accordance with generally accepted accounting principles and, if the company has not identified such employees or positions, an explanation of why such an identification has not been made. It further provides that if the company has identified such employees, the report should disclose information specified in the proposal.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Wells Fargo's 2017 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.



Grant & Eisenhofer P.A.

123 Justison Street Wilmington, DE 19801 Tel: 302-622-7000 Fax: 302-622-7100

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500
Fax: 646-722-8501

1747 Pennsylvania Avenue, N.W., Suite 875
Washington, DC 20006
Tel: 202-386-9500
Fax: 202-386-9505

30 N. LaSalle Street, Suite 1200
Chicago, IL 60602
Tel: 312-214-0000
Fax: 312-214-0001

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

January 4, 2017

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal of New York State Common Retirement Fund Submitted to Wells Fargo & Company Pursuant to Rule 14a-8

Ladies and Gentlemen:

This responds to the letter dated December 23, 2016, from Elizabeth A. Ising, Esq., on behalf of Wells Fargo & Company ("Wells Fargo" or the "Company") regarding a stockholder proposal (the "Proposal") submitted to the Company by the Comptroller of the State of New York, as trustee of the New York State Common Retirement Fund (the "Comptroller") for inclusion in the Company's proxy materials for the 2017 Annual Meeting of Stockholders.

The Proposal requests that Wells Fargo provide a report on any steps it has taken to identify employees whose incentive-based compensation may have the ability to expose the Company to material financial loss. Wells Fargo argues that the Proposal is excludable under Rule 14a-8(i)(11) because the Proposal "substantially duplicates another stockholder proposal previously submitted to the Company that the Company intends to include in its 2017 Proxy Materials." No-Action Request at 2. Wells Fargo is wrong. The Proposal submitted by the Comptroller is a revised version of the same general request for incentive-based compensation disclosure that the Comptroller made in 2014, well before the disclosure of Wells Fargo's customer account scandal, and addresses the general issue of incentive-based compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss.[1] Specifically, the Proposal asks whether the Company has identified employees who have the ability to expose Wells Fargo to material losses, and if so, to prepare a report (a) describing how the Company identified those

[1] The Staff determined to permit Wells Fargo to exclude the proposal introduced by the Comptroller in 2014 because it determined that, although issues of incentive based compensation to corporate executives in a position to cause material losses transcended issues of "ordinary business," the proposal as drafted was not limited to employees who in fact received incentive-based compensation. *Wells Fargo & Co.* (Feb. 14, 2014; *recon. denied* Mar. 10, 2014, *submission to Commission denied* May 22, 2014). The current proposal addresses this identified deficiency by specifically targeting disclosure only relating to employees that in fact are eligible to receive incentive-based compensation.



employees, and (b) disclosing some detail on the structure of incentive-based compensation for those employees.

The proposal from The Sisters of St. Francis of Philadelphia and various co-filers (collectively "The Sisters"), on the other hand, requests a report relating to the specific issue of "the root causes" of the recently revealed fraudulent activity at Wells Fargo relating to customer accounts, and the Company's efforts to improve its risk management and control processes in response to that activity. As set forth more fully below, the Staff of the Division of Corporation Finance (the "Staff") consistently has denied exclusion of stockholder proposals where the underlying subject matter overlaps, but the actions requested by stockholders are distinct. This is precisely the scenario at issue here, and as a result, the Company's no-action request should be rejected.

The Proposal

On November 14, 2016, the Proponent submitted the Proposal to the Company. The Proposal itself states as follows:

> Report on Incentive-Based Compensation and Risks of Material Losses
>
> In 2016, Wells Fargo agreed to pay fines of approximately $185 million related to investigations and enforcement actions concerning the Company's retail banking sales practices. Among other things, the Company entered into a Consent Order with the Department of the Treasury, Comptroller of the Currency, on September 6, 2016, in which the Comptroller found that Wells Fargo "set sales goals and established an incentive compensation structure that emphasized sales of Bank products and services to customers by Bank employees." Moreover, the Comptroller identified numerous deficiencies and unsafe or unsound practices in Wells Fargo's risk management and oversight of its sales practices that related to incentive-based compensation programs. Wells Fargo agreed under the Consent Order to retain an independent consultant to prepare a Sales Practices Risk Report and a Sales Practices Analysis Report. These reports are intended to provide a comprehensive review of and analysis of Wells Fargo's policies and procedures relating to its sales practices and risk management. Neither of these reports is required to be provided to stockholders. The Company announced its own investigation into these matters on September 27, 2016.
>
> We believe Wells Fargo should provide stockholders with information regarding the Company's incentive-based compensation practices and how those practices may expose the Company to material losses.
>
> The incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss to the institution is a significant policy issue. Wells Fargo should disclose information regarding employees, other than named

executive officers, who receive incentive-based compensation and could expose the Company to material losses.

RESOLVED,
Stockholders request that the Board prepare a report, at reasonable cost, that discloses to the extent permitted under applicable law and Wells Fargo's contractual, fiduciary or other obligations, and without compromising any ongoing investigations: (1) whether the Company has identified employees or positions who are eligible to receive incentive-based compensation that is tied to metrics that could have the ability to expose Wells Fargo to possible material losses, individually or as part of a group, as determined in accordance with generally accepted accounting principles; (2) if the Company has not identified such employees or positions, an explanation of why such an identification has not been made; and (3) if the Company has identified such employees or positions:

(a) the methodology and criteria used to identify those employees / positions;
(b) the number of those employees / positions, broken down by division;
(c) the aggregate percentage of compensation, broken down by division, paid to those employees / positions that constitutes incentive-based compensation; and
(d) the aggregate percentage of such incentive-based compensation that is dependent on (i) short-term, and (ii) long-term performance metrics, in each case as may be defined by Wells Fargo and with an explanation of such definitions.

DISCUSSION

The Proposal is Not Excludable Under Rule 14a-8(i)(11) Because the Proposal is Not Substantially Duplicative of a Previously Submitted Proposal

Rule 14a-8(i)(11) permits a company to exclude a stockholder proposal that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The purpose of Rule 14a-8(i)(11) is to prevent stockholders from having to consider two or more "substantially identical proposals" by proponents acting independently of one another. Exchange Act Release No. 12999 (Nov. 22, 1976). The Staff has interpreted this rule to only permit exclusion of stockholder proposals with the same subject matter and having the same "principal thrust" or "principal focus." *See e.g. Allstate Corporation* (Mar. 12, 2014) (denying permission to exclude a proposal requesting a report on the company's lobbying expenditures because it was not duplicative of a proposal requesting disclosures on the company's political campaign spending).

Wells Fargo misconstrues the subject matter and principal focus of the Proposal and The Sisters' proposal in its no-action request. The Proposal's sole focus is disclosure relating to incentive-based compensation generally as it may relate to employees in a position to cause material financial risk for Wells Fargo. The Sisters' proposal, on the other hand, is focused on the particular consumer fraud disclosed in 2016. As a result, the Sisters request a report on what caused the recently revealed fraudulent account activity, and what, if anything, the Company has done to try to prevent a recurrence of similar misbehavior. Thus, it is clear from the outset that these two proposals focus on separate matters, and the language of the proposals provides ample support to differentiate them.

The Staff has acknowledged this important policy issue for major financial institutions in the past, and the Proposal is consistent with the guidance provided by the Staff in response to the Comptroller's prior proposals relating to this issue. *See*, *Wells Fargo & Co.* (Mar. 14, 2011) (agreeing that incentive-based compensation paid by major financial institutions to employees who are in a position to cause the company to take inappropriate risks leading to material financial losses is a significant policy issue, but allowing exclusion where the proposal was not limited to requesting disclosure to employees who in fact were in a position to cause the company to incur material losses); *Wells Fargo & Co.* (Feb. 5, 2014, *recon. denied* Mar. 10, 2014, *presentation to Commission denied* May 22, 2014) (again agreeing with the significant policy issue, but permitting exclusion where the proposal related to compensation paid to any employee who has the ability to expose the company to possible material loss without regard to whether the employee receives incentive compensation). The sole focus of the Proposal remains unchanged from the Comptroller's previous submissions on this issue, regardless of the recently disclosed fraudulent activity at Wells Fargo.

The Sisters' proposal and supporting statement, in contrast, focuses on the consumer fraud at Wells Fargo that was revealed in mid-2016. To the extent The Sisters' proposal relates to incentive-based compensation at all, it is merely to request that the report include "[e]vidence that incentive systems are aligned with *customers'* best interests." (Emphasis supplied). This focus on preventing a recurrence of the Company's apparent fraudulent activity and ensuring that incentive systems do not harm Wells Fargo's *customers* is completely separate from the Proposal's focus on how incentive-based compensation in general may result in employees exposing the company to material financial losses that may affect *stockholders*. Both are important goals, but they are not substantially duplicative of one another.

Although the Proposal and The Sisters' proposal each provide a summary recounting of Wells Fargo's recently revealed fraudulent activity relating to customer accounts, the relevance of that information is significantly different for the two proposals. For the Proposal, the Company's apparent fraudulent account scandal is an important example of the kind of corporate activity that may be discovered and corrected by management if the Company were to undertake the identification and analysis requested in the Proposal. But Wells Fargo's account scandal is not the focus or subject matter of the Proposal. Indeed, the analysis of incentive-based compensation requested by the Proposal is neither contingent upon, or even seeks information relating to, Wells Fargo's fraudulent account scandal. The Proposal seeks disclosures relating to the Company's review of any and all of its incentive-based compensation programs in an attempt to provide stockholders with valuable information to assess their potential impact on the Company's financial performance.

The Sisters' proposal, however, is specifically drafted to request a largely backward-looking "comprehensive report" only as it relates to the "root causes of the fraudulent activity and steps taken to improve risk management and control processes." The Company's account scandal is clearly the subject matter and focus of The Sisters' proposal and its request for a report explaining how it happened and what Wells Fargo has done, if anything, to help prevent future consumer fraud by Wells Fargo employees. This is completely different from the Proposal's focus and requested report, and as a result, the Proposal is not excludable under Rule 14a-8(i)(11).

The Staff Consistently Denies Exclusion When Proposals Do Not Have the Same "Principal Thrust" or "Focus"

As noted above, the Staff permits exclusion of stockholder proposals under Rule 14a-8(i)(11) where the proposals have the same subject matter and the same "principal thrust" or "principal focus." *Allstate Corp.* At the same time, the Staff consistently has denied exclusion where the proposals focus on distinctly different matters or requests. In *Wal-Mart Stores, Inc.* (Mar. 11, 2016), the Staff denied exclusion of a stockholder proposal relating to senior executive compensation. The proposal requested Wal-Mart's board to adopt a policy that it would not use earnings per share, or any of its variations or financial return ratios, when determining senior executive incentive compensation. The company sought to exclude this proposal based on a previously submitted stockholder proposal requesting an annual report on "whether [...] incentive compensation plans [...] provide appropriate incentives to discourage senior executives from making investments that result in declining rates of return on investment ..." Thus, while both of these proposals were concerned with senior executive incentive compensation, they did not have a common focus or thrust, and exclusion was denied. As explained above, the principal thrust or focus of the proposals at issue in this matter have much less in common than those in *Wal-Mart*. As a result, Wells Fargo's no-action request should be denied.

Similarly, in *Kraft Food Group, Inc.* (Jan. 28, 2015), the Staff denied exclusion of two separate sustainability proposals where the company had received three different proposals relating to sustainability. Kraft received a Sustainability Forestry Report stockholder proposal requesting a report "assessing the company's supply chain impact on deforestation and associated human rights issues and its plans to mitigate this risk." Subsequently, Kraft received a Sustainability Packaging Report stockholder proposal asking the company to "issue a report [...] assessing the environmental impacts of continuing to use non-recyclable brand packaging," as well as a Sustainability Report stockholder proposal requesting Kraft to "issue a comprehensive sustainability report describing its environmental, social and governance (ESG) performance and goals, including greenhouse gas (GHG) reduction goals..." Again, despite all of these proposals addressing the issue of sustainability, the Staff determined that the focus of each of these proposals was distinct from the others, and denied the company's no-action request. The Company's no-action request here should be denied under the same approach the Staff employed in *Kraft*.

Finally, in *Pharma-Bio Serv, Inc.*, (Jan. 17, 2014) the Staff denied exclusion of a stockholder proposal relating to the company's dividends. Specifically, the company received a stockholder proposal asking the board to establish a quarterly dividend payment policy. Subsequently, the company received a stockholder proposal requesting an immediate declaration and issuance of a special cash dividend. While each of these proposals dealt with the more general issue of dividends, the Staff denied exclusion because the principal thrust or focus of the proposals was unique. In the present case, the Proposal and The Sisters' proposal have similarly distinct and unique thrusts, and the Company's no-action request should be denied.

The Company's Reliance On Determinations For Proposals That Share the Same Principal Focus Is Misplaced

The Company points to a select group of no-action determinations where companies were permitted to exclude stockholder proposals under Rule 14a-8(i)(11) in support of its position.[2] However, these decisions have no relevance to the proposals at issue in this matter, as the proposals here do not share a common subject matter, principal thrust or focus, as explained above. In each of the decisions cited by the Company, the Staff allowed exclusion of shareholder proposals that shared the same focus. Thus, while those determinations may support Wells Fargo's argument that proposals "may be excluded as substantially duplicative of another proposal despite differences in terms [of] breadth and despite the proposals requesting different action," they still rely on a threshold determination that the proposals share the same principal focus. Without that element, which is lacking here, the comparative breadth of the stockholder proposals is irrelevant to a determination under Rule 14a-8(i)(11).

Wells Fargo's reliance on a different group of no-action determinations for its argument that stockholder proposals may be excluded "even when the second proposal is more specific and targeted than the first proposal" is similarly flawed.[3] As with the previous no-action determinations cited by the Company, these decisions also rely on a threshold, underlying finding that the stockholder proposals share a common principal thrust or focus. According to the Company, that common focus is a "report regarding the Company's efforts to manage risk related to actual and potential losses arising from specific Company business practices (including employee incentive compensation practices) relating to the Settlement..." No-Action Request at 6. This is a misleading conflation of the proposals. The Proposal is a refined version of the Comptroller's 2014 proposal and responds to the Staff's guidance in its 2014 no-action determination cited above. Thus, the Proposal is focused solely on disclosure relating to incentive-based compensation as it may relate to employees identified by the Company "who are eligible to receive incentive-based compensation that is tied to metrics that could have the ability

[2] *Union Pacific Corp.* (Feb. 1, 2012, *recon denied* Mar. 30, 2012); *Wells Fargo & Co.* (Feb. 8, 2011); *Chevron Corp.* (Mar. 23, 2009, *recon. denied* Apr. 6, 2009); *Bank of America Corp.* (Feb. 24, 2009); and *Ford Motor Co. (Leeds)* (Mar. 3, 2008).
[3] *JP Morgan Chase & Co.* (Mar. 14, 2011); *Exxon Mobil Corp.* (Mar. 19, 2010); *Lehman Brothers Holdings, Inc.* (Jan. 12, 2007); and *American Power Conversion Corp.* (Mar. 29, 2002).

to expose Wells Fargo to possible material financial losses." It does not seek an explanation for the causes of the Company's consumer fraud scandal. The Sisters' proposal is focused solely on that scandal, and seeks a report on what caused it, and what, if anything, the Company has done in the aftermath of that scandal. There is no common thrust or focus, and as a result, the Company's no-action request should be denied.

CONCLUSION

For the foregoing reasons, the Comptroller respectfully requests that the Staff decline to concur in Wells Fargo's view that it may exclude the Proposal under Rule 14a-8(i)(11).

Please do not hesitate to contact me at 302.622.7065 should you have any questions concerning this matter or should you require additional information.

Sincerely,



Michael J. Barry

cc: Elizabeth A. Ising, Esquire
Gianna McCarthy

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

December 23, 2016

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
Eising@gibsondunn.com

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wells Fargo & Company*
Stockholder Proposal of New York State Common Retirement Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wells Fargo & Company (the "Company") intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from New York State Common Retirement Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be sent at the same time to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Stockholders request that the Board prepare a report, at reasonable cost, that discloses to the extent permitted under applicable law and Wells Fargo's contractual, fiduciary or other obligations, and without

> compromising any ongoing investigations: (1) whether the Company has identified employees or positions who are eligible to receive incentive-based compensation that is tied to metrics that could have the ability to expose Wells Fargo to possible material losses, individually or as part of a group, as determined in accordance with generally accepted accounting principles; (2) if the Company has not identified such employees or positions, an explanation of why such identification has not been made; and (3) if the Company has identified such employees or positions:
>
> (a) the methodology and criteria used to identify those employees/positions;
>
> (b) the number of employees / positions, broken down by division;
>
> (c) the aggregate percentage of compensation, broken down by division; paid to those employees / positions that constitutes incentive-based compensation that is dependent on (i) short-term, and (ii) long-term performance metrics, in each case as may be defined by Wells Fargo with an explanation of such definitions.

A copy of the Proposal, and its supporting statement, as well as related correspondence with the Proponent, are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another stockholder proposal previously submitted to the Company that the Company intends to include in its 2017 Proxy Materials.

BACKGROUND

In September 2016, the Company reached settlements with the City Attorney of Los Angeles, the Consumer Financial Protection Bureau and the Office of the Comptroller of the Currency over allegations that some of the Company’s retail banking customers received products they did not request (the “Settlement”). The Company has taken and is taking a number of actions to address those issues and mitigate sales practices risk following the Settlement, including addressing incentive compensation practices by eliminating product sales goals in the retail banking business effective October 1, 2016, and conducting an independent, enterprise-wide review of sales practices across the Company.

In addition, on September 27, 2016, the independent directors of the Company's Board of Directors announced that they had launched an independent investigation into the Company's retail banking sales practices and related matters (the "Independent Director Review"). The independent directors indicated that the investigation would be thorough, conducted with the due diligence it deserves, and will follow the facts wherever they lead. The independent directors also took a number of initial steps they believe were appropriate to promote accountability at the Company, including causing certain executive officers to forfeit incentive compensation. The Independent Director Review is ongoing, and the independent directors have publicly stated that they expect to make the findings public upon the completion of the investigation. In addition, the independent directors have stated that they may take other actions as they collectively deem appropriate, which may include further compensation actions before any additional equity awards vest or bonus decisions are made in early 2017, clawbacks of compensation already paid out, and other employment-related actions. In addition, the independent directors have indicated they will then take all appropriate actions to reinforce the right culture and ensure that lessons are learned, misconduct is addressed, and systems and processes are improved so there can be no repetition of similar conduct. *See* https://www.wellsfargo.com/about/press/2016/independent-directors-investigation_0927/.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its Proxy Materials.

Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." When a company receives two substantially duplicative proposals, the Staff has concurred that the company may exclude the later proposal if the company includes the earlier proposal in its proxy materials. *See Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *see also Pacific Gas and Electric Co.* (avail. Jan. 6, 1994).

On October 7, 2016, before the Company received the Proposal on November 14, 2016, the Company received a proposal (the "Sisters' Proposal" and together with the Proposal, the "Proposals") from the Sisters of St. Francis of Philadelphia and various co-filers. *See* Exhibit B. The Company intends to include the Sisters' Proposal in its 2017 Proxy Materials.

The Sisters' Proposal states:

> RESOLVED, Shareholders request that the Board commission a comprehensive report, available to shareholders by October 2017, on the root causes of the

> fraudulent activity and steps taken to improve risk management and control processes. The report should omit proprietary information and be prepared at reasonable cost. . . .
>
> The review and report should address the following:
>
> 1. An analysis of the impacts on the bank, its reputation, customers, and investors;
> 2. Changes implemented or planned to strengthen corporate culture and instill a commitment to high ethical standards at all employee levels;
> 3. Improvements in risk management and controls, including new or revised policies and investment in people or technological solutions;
> 4. Evidence that incentive systems are aligned with customers' best interests.
> 5. Changes in Board oversight of risk management processes;
> 6. Assessment plans to evaluate the adequacy of changes instituted over time;
> 7. Other steps to rebuild trust with key stakeholders—regulators, customers, and shareholders.

The standard that the Staff applies for determining whether proposals are substantially duplicative under Rule 14a-8(i)(11) is whether the proposals share the same focus. *See Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g.*, *Union Pacific Corp.* (avail. Feb. 1, 2012, recon. denied Mar. 30, 2012) (concurring that a proposal requesting a report on political contributions and expenditures could be excluded as substantially duplicative of a proposal requesting a report on lobbying and grassroots lobbying); *Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest was substantially duplicative of a proposal to adopt goals for reducing total greenhouse gas emissions from the company's products and operations); *Bank of America Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion of a proposal requesting the adoption of a 75% hold-to-retirement policy as subsumed by another proposal that included such a policy as one of many requests); *Ford Motor Co. (Leeds)* (avail. Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family stockholder conflicts of interest with non-family stockholders substantially duplicated a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

Both the Proposal and the Sisters' Proposal focus on, and request a Board report regarding, the Company's efforts to manage risk related to actual and potential losses arising from specific Company business practices (including employee incentive compensation practices) relating to the Settlement and that, as discussed above, will be covered by the Independent Director Review. For example, the Proposal seeks information regarding "the Company's incentive-based compensation practices and how those practices may expose the Company to material losses." This overlaps with the request in the Sisters' Proposal for an examination of the extent to which the Company's "incentive systems are aligned with customers' best interests." In this regard, in order to produce a report addressing the request in the Sisters' Proposal, such report would inevitably have to address the extent to which "the Company's incentive-based compensation practices . . . may expose the Company to material losses." Both Proposals also address risk management efforts related to incentive compensation. For example, the Proposal cites the Company's "risk management and oversight" practices related to "incentive-based compensation" and seeks information on the Company's procedures for identifying employees and positions that have the potential to expose the Company to risk, while the Sisters' Proposal references the need to assess whether "compensation clawbacks" implemented by the Board "are sufficient to prevent future lapses."

Moreover, other language in the Proposals demonstrates that they share the same focus:

- *Both Proposals express concern over consumer fraud carried out by low level employees*. The Proposal criticizes the Company for a "compensation structure that emphasized sales of Bank products and services to customers by Bank employees" and asserts that the Company "should disclose information regarding employees, other than named executive officers, who receive incentive-based compensation." Similarly, the Sisters' Proposal states that "Wells Fargo dismissed 5,300 employees for illegal acts [related to long-term and widespread consumer fraud] over 5 years, mostly sales employees."

- *Both Proposals express concern for losses that in the aggregate could expose the Company to material loss.* The Proposal states that the "incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss to the information is a significant policy issue." Similarly, the Sisters' Proposal asserts that the accumulation of "multiple charges of discrimination and fraud have resulted in significant financial penalties and reputational repercussions that will undermine the confidence of customers, investors, and the public."

- *Both Proposals seek to supplement the Company's disclosures following the Settlement Order*. The Proposal expresses dissatisfaction over the fact that the reports required through the Settlement Order are not "required to be provided to stockholders." Similarly, the Sisters' Proposal asserts that "investors and customers still do not have a clear understanding of the scope of the" activities described in the Settlement Order.

The Staff previously has concurred in the exclusion of stockholder proposals because they are substantially duplicative even when the second proposal is more specific and targeted than the first proposal. For example, in *JPMorgan Chase &Co.* (avail. Mar. 14, 2011), the Staff concluded that a proposal that specifically requested a report on internal controls over its mortgage servicing operations could be omitted in reliance on Rule 14a-8(i)(11) as substantially duplicative of other previous proposals that asked for general oversight on the development and enforcement on already-existing internal controls related to loan modification methods. Irrespective of the differences in scope and detail, the principal focus and the core issue of general mortgage modification practices remained the same. *See also Exxon Mobil Corp.* (avail. Mar. 19, 2010) (concurring in the exclusion of a proposal seeking consideration of a decrease in the demand for fossil fuels as substantially duplicative of a proposal asking for a report to assess the financial risks associated with climate change); *Lehman Brothers Holdings Inc.* (avail. Jan. 12, 2007) ((concurring in the exclusion of a proposal requesting semi-annual reports on independent expenditures, political contributions, and related policies and procedures as substantially duplicative of a proposal that sought an annual disclosure of independent expenditures and political contributions); *American Power Conversion Corp.* (avail. Mar. 29, 2002) (concurring in the exclusion of a proposal asking that the company's board of directors create a goal to establish a two-thirds independent board as substantially duplicative of a proposal that sought a policy requiring nomination of a majority of independent directors). Just as in these Staff precedents as well as in *Bank of America Corp.*, the overlap between the Proposal and the Sisters' Proposal still makes the Proposal excludable even though the Sisters' Proposal also asks for information about other, similar risk management efforts. Thus, the principal thrust of both the Proposal and the Sisters' Proposal is the same, namely, to produce a Board report regarding the Company's efforts to manage risk related to actual and potential losses arising from specific Company business practices (including employee incentive compensation practices) relating to the Settlement and that will be covered by the Independent Director Review. Therefore, the Proposal substantially duplicates and is subsumed by the earlier-received Sisters' Proposal.

As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Therefore, because the Proposal has the same focus as, and overlaps with, the earlier received Sisters' Proposal, which the Company intends to include in the 2017 Proxy Materials, the Proposal may be excluded under Rule 14a-8(i)(11) as substantially duplicative of the Sisters' Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Mary E. Schaffner, Senior Vice President and Senior Company Counsel, at (612) 667-2367.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Mary E. Schaffner, Senior Vice President and Senior Company Counsel
Willie J. White, Esq., Counsel
Thomas P. DiNapoli, Comptroller of the State of New York
Gianna M. McCarthy, Office of the Comptroller of the State of New York
Maureen Madden, Office of the Comptroller of the State of New York

EXHIBIT A

THOMAS P. DiNAPOLI
STATE COMPTROLLER


EXCELSIOR

DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-3931

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

November 14, 2016

Anthony R. Augliera, Corporate Secretary
Wells Fargo & Company
MAC #D1053-300
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

Dear Mr. Augliera:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of Wells Fargo & Company shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the Wells Fargo & Company's board decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1343 should you have any further questions on this matter.

Very truly yours,

Gianna M. McCarthy
Director of Corporate Governance

Enclosures

Report on Incentive-Based Compensation and Risks of Material Losses

In 2016, Wells Fargo agreed to pay fines of approximately $185 million related to investigations and enforcement actions concerning the Company's retail banking sales practices. Among other things, the Company entered into a Consent Order with the Department of the Treasury, Comptroller of the Currency, on September 6, 2016, in which the Comptroller found that Wells Fargo "set sales goals and established an incentive compensation structure that emphasized sales of Bank products and services to customers by Bank employees." Moreover, the Comptroller identified numerous deficiencies and unsafe or unsound practices in Wells Fargo's risk management and oversight of its sales practices that related to incentive-based compensation programs. Wells Fargo agreed under the Consent Order to retain an independent consultant to prepare a Sales Practices Risk Report and a Sales Practices Analysis Report. These reports are intended to provide a comprehensive review of and analysis of Wells Fargo's policies and procedures relating to its sales practices and risk management. Neither of these reports is required to be provided to stockholders. The Company announced its own investigation into these matters on September 27, 2016.

We believe Wells Fargo should provide stockholders with information regarding the Company's incentive-based compensation practices and how those practices may expose the Company to material losses.

The incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss to the institution is a significant policy issue. Wells Fargo should disclose information regarding employees, other than named executive officers, who receive incentive-based compensation and could expose the Company to material losses.

RESOLVED,
Stockholders request that the Board prepare a report, at reasonable cost, that discloses to the extent permitted under applicable law and Wells Fargo's contractual, fiduciary or other obligations, and without compromising any ongoing investigations: (1) whether the Company has identified employees or positions who are eligible to receive incentive-based compensation that is tied to metrics that could have the ability to expose Wells Fargo to possible material losses, individually or as part of a group, as determined in accordance with generally accepted accounting principles; (2) if the Company has not identified such employees or positions, an explanation of why such an identification has not been made; and (3) if the Company has identified such employees or positions:

(a) the methodology and criteria used to identify those employees / positions;
(b) the number of those employees / positions, broken down by division;
(c) the aggregate percentage of compensation, broken down by division, paid to those employees / positions that constitutes incentive-based compensation; and
(d) the aggregate percentage of such incentive-based compensation that is dependent on (i) short-term, and (ii) long-term performance metrics, in each case as may be defined by Wells Fargo and with an explanation of such definitions.

J.P.Morgan

Daniel F. Murphy
Vice President
CIB Client Service Americas

November 14, 2016

Mr. Anthony R. Augliera
Senior Vice President and Corporate Secretary
Wells Fargo & Company
MAC# D1053-300
301 South College Street
30th Floor
Charlotte, NC 28202

Dear Mr. Augliera,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of Wells Fargo & Company continuously for at least one year as of and including November 14, 2016.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 13,543,093 shares of common stock as of November 14, 2016 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,



Daniel F. Murphy

cc: Gianna McCarthy – NSYCRF
Eric Shostal – NYSCRF
Tana Harris – NYSCRF
George Wong - NYSCRF

4 Chase Metrotech Center 4th Floor, Brooklyn, NY 11245
Telephone: +1 212 623 8536 Facsimile: +1 718 242 1209 daniel.f.murphy@jpmorgan.com
JPMorgan Chase Bank, N.A.

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EXHIBIT B

From: Nora Nash [mailto:nnash@osfphila.org]
Sent: Friday, October 07, 2016 8:19 AM
To: Augliera, Anthony R
Subject: RE: Business Standards Resolution

Good morning, Anthony,

I'm adding to the pains of the last few months, but hopefully, God's good intervention and the company's commitment to deep reflection, due diligence and ethical standards will get things back on track. Our goal is to empower Wells Fargo to strengthen every aspect of its reason for existence.

I am attaching the letter, resolution and verification letter. The hard copy will go in the mail today. There will be other ICCR co-filers over the next few weeks.

Peace and blessings!

Nora



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

October 7, 2016

Anthony R. Augliera, Corporate Secretary
Wells Fargo Company
MAC# D 1053-300,
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

Dear Anthony,

Peace and all good!

As Sisters of St. Francis of Philadelphia and members of the Interfaith Center on Corporate Responsibility, we seek to reflect our values, principles and mission in our investment decisions. As long-term shareholders of Wells Fargo, since 2005 a group of ICCR members have been regularly meeting with management on numerous issues related to the original social purpose of financial institutions – that of providing equitable and affordable access to credit.

Following 2008, we called on the top U.S. banks to conduct in-depth reviews of their codes of conduct and business operations to learn from past mistakes and correct the ethical and cultural lapses that were at the root of the crisis. Several banks complied with our request yet Wells Fargo maintained that its Vision and Values statement was sufficient proof of the company's commitment to ethical standards and an employee code of conduct that would safeguard the interests of all its customers, as well as society and the common good.

At our meeting last December, we pressed for disclosure and we were denied the truth. And now we are confronted with painful accounts of Wells Fargo's fraud in the Philadelphia Enquirer which likens the company to "a vault of deception" and its branches to "sweatshops, pushing products customers don't need." Our thoughts are for these customers - some 80,000 in Pennsylvania alone. In light of the scandal, we are embarrassed to say that Wells Fargo is our local bank as well as the bank for our congregation all across the United States.

The Sisters of St. Francis of Philadelphia are, therefore, submitting the enclosed shareholder proposal, "Review and Report on Business Standards." I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by the SEC. Please note that the contact person for this resolution/proposal will be: Nora M. Nash, OSF, Director Corporate Social Responsibility. Contact information: nnash@osfphila.org or 610-558-7661.

As verification that we are beneficial owners of common stock in Wells Fargo, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope management sees this latest crisis as a time that is ripe for reflection, reconciliation, strong leadership, full disclosure and a rebuilding of trust.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7661 Fax: 610-558-5855 E-mail: nnash@osfphila.org www.osfphila.org

REVIEW AND REPORT ON BUSINESS STANDARDS

In September 2016, Wells Fargo reported a $185 million settlement with the Consumer Financial Protection Bureau due to long-term and widespread consumer fraud, including setting up two million deposit and credit-card accounts for clients without their permission.

Wells Fargo dismissed 5,300 employees for these illegal acts over 5 years, mostly sales employees with approximately 10% at the branch manager level.

The bank faced a firestorm of public criticism and CEO John Stumpf was required to testify before the Senate Banking Committee and House Financial Services Committee where he faced sharp bipartisan criticism. The U.S. Department of Justice is currently investigating the company which could lead to civil or even criminal charges. Additionally, the U.S. Department of Labor is conducting a “top-to-bottom review” for possible violations of federal labor laws. Separately, the Comptroller of California and Treasurer of Illinois have suspended their business relationships with the bank as a result of the scandal.

This is not the first time that lack of oversight of policies and practices led to systematic, ethical lapses and alleged illegal activities at Wells Fargo. In 2012 the bank entered into a $175 million settlement with the Department of Justice over allegations of widespread “discriminatory steering” of African-American and Hispanic borrowers into high-cost loans.

Multiple charges of discrimination and fraud have resulted in significant financial penalties and reputational repercussions that will undermine the confidence of customers, investors, and the public. Further, these impacts are expected to result in a loss of shareholder value.

While the Board initiated compensation clawbacks, for CEO Stumpf and Carrie Tolstedt totaling $60 million, investors and customers still do not have a clear understanding of the scope of the fraud or the strategies in place to address it in order to determine whether they are sufficient to prevent future lapses.

Resolved:
Shareholders request that the Board commission a comprehensive report, available to shareholders by October 2017, on the root causes of the fraudulent activity and steps taken to improve risk management and control processes. The report should omit proprietary information and be prepared at reasonable cost.

Supporting Statement:
Shareholders believe a full accounting of the systemic failures allowing these unethical practices to flourish are critical to rebuilding credibility with all stakeholders and will strengthen risk management systems going forward.

The review and report should address the following:

1. An analysis of the impacts on the bank, its reputation, customers, and investors;
2. Changes implemented or planned to strengthen corporate culture and instill a commitment to high ethical standards at all employee levels;
3. Improvements in risk management and controls, including new or revised policies and investment in people or technological solutions;
4. Evidence that incentive systems are aligned with customers’ best interests.
5. Changes in Board oversight of risk management processes;
6. Assessment plans to evaluate the adequacy of changes instituted over time;
7. Other steps to rebuild trust with key stakeholders—regulators, customers, and shareholders.